Media Release

ATLATSA ANNOUNCES OPERATIONAL AND FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2012

Highlights:

  Much improved operational and financial performance

  Phase One of the Restructure Plan completed and $107 million fair value gain recognized

  Unprotected strike action at Bokoni to impact going forward

November 14, 2012 Johannesburg Atlatsa Resources Corporation (“Atlatsa” or the “Company”) announces its operating and financial results for the three and nine months ended September 30, 2012. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis available at www.atlatsaresources.co.za and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

The new management team at Bokoni Platinum Mine (“Bokoni”) delivered an improved performance during the third quarter of 2012 (“Q3”), building on their initial success achieved in the second quarter this year. All key operational and financial indicators improved year-on-year, with most key indicators improving quarter-on-quarter.

During the third quarter the Company completed the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group (“the Restructure Plan”), with Anglo American Platinum Ltd (“Anglo Platinum”), which resulted in the Company consolidating all of its debt and lowering its cost of borrowing going forward. As a result of this debt consolidation and associated interest rate adjustment the Company has recognized a fair value gain of $107,553,023 in its Q3, 2012 financial statements, which had a material positive impact on the Company’s financial results for the quarter.

On 1 October, 2012 an unprotected strike commenced at Bokoni, a consequence of the strike contagion within the sector. As a result of the strike action, approximately 2,500 employees at the mine have now been dismissed. No operations, other than essential services, have taken place at Bokoni since commencement of the strike. The financial and operational implications of the strike will have a negative impact on the Company’s operational and financial performance going forward and will need to be contemplated between Anglo Platinum and the Company in their final analysis of Phase Two of the Company’s Restructure Plan.

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for

Operating and financial performance

Bokoni delivered its best quarterly operational performance since the Company took control of the operations in July, 2009. Much of the credit for this performance must go to the new Bokoni management team, led by Mr. Dawid Stander, who have built on the success achieved during the second quarter this year.

Set out below are summaries of the key operating and financial results for Bokoni and the Company for the period under review.

Operating results – Bokoni Mines		Q3 2012	Q3 2011	% Change	Q2 2012	% Change Q-on-Q
Tonnes milled	T	324,727	302,923	7	289,575	12
Recovered grade	g/t milled,PGM	4.12	3.99	3	4.08	1
PGM oz produced	oz	38,819	33,499	16	34,098	14
UG2 mined to total output	%	36.82	31.67	16	32.5	13
Primary development	M	2,342	2,600	(10)	2,706	(13)
Capital expenditure	$m	13.9	5.9	136	12.7	9
Operating cost/tonne milled	ZAR/t	1,145	1,089	(5)	1,211	5
Operating cost/PGM oz	ZAR/PGM oz	9,577	9,870	3	10,285	7
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	1.05	1.66	37	1.37	23
Total permanent labor (mine operations)	Number	3,587	3,530	2	3,511	2
Total contractors (mine operations)	Number	1,880	1,536	22	1,963	(4)

Consolidated statement of comprehensive income summary
Expressed in Canadian dollars (000’s)	Q3 2012	Q3 2011	Variance %	Q2 2012	Variance % Q-on-Q
Revenue	43,936	45,278	(3)	38,733	13
Cash operating costs	43,707	46,255	6	43,499	-
Cash operating profit / (loss)	229	(977)	>100	(4,716)	>100
Operating margin	1%	(2%)	>100	(12%)	>100
EBITDA	(3,286)	(2,555)	(29)	(8,538)	62
Profit / (Loss) after tax	49,795	(30,124)	>100	(40,409)	>100
Non-controlling interest	(17,754)	(14,139)	26	(19,342)	(8)
Profit / (Loss) attributable to Atlatsa shareholders	67,549	17,571	>100	(21,067)	>100
Basic and diluted income / (loss) per share – cents	16	(4)	>100	(5)	>100

Safety

Only one operating shift was lost during Q3, 2012, as a result of a Section 54 safety stoppage imposed by the Department of Mineral Resources. The lost-time injury frequency rate (LTIFR) for Q3, 2012 improved to 1.05 per 200,000 hours worked, from 1.66 in Q3, 2011.

Production and development

Tonnes milled improved by 7% year-on-year, whilst PGM ounces produced improved 16% during the same period.

Improved mining discipline and other initiatives at the Bokoni concentrator resulted in the recovered grade increasing by 3% year-on-year; whilst concentrator recoveries for Merensky and UG2 ore improved to 89.2% and 88.3% respectively, indicating a positive trend towards returning to expected historical plant recovery levels.

Total primary development decreased by 10% year-on-year; whilst the focus remains on re- and sub-development at the Merensky operations to address challenges associated with potholing and to improve much needed mining flexibility.

Financial results

Restructure Plan – Phase One completed

On 28 September, 2012, the Company and Anglo Platinum announced the completion of Phase One Restructure Plan. In terms of Phase One, the Senior Term Loan Facilities Agreement dated June 12, 2009 (the “2009 Senior Debt Facility”) between the Company’s subsidiary, as borrower and Anglo Platinum’s subsidiary, as lender, was amended to increase the total amount available and this amount was utilised to repay the amounts owed to Anglo Platinum under the Operating Cash Shortfall Facility (“OCSF”) and to redeem the existing “A” Preference Share Facility that was outstanding.

These transactions resulted in all outstanding debt owing to Anglo Platinum being consolidated into one single facility (the “Consolidated Debt Facility”) on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual interest rate of 12.31% to 6.23% (linked to the three month Johannesburg Interbank Agreed Rate (“JIBAR rate”)).

As a result of this debt consolidation and associated interest rate adjustment the Company has recognized a fair value gain of $107,553,023 in its Q3, 2012 financial statements, representing the fair value difference between the Company’s new cost of borrowing under the Consolidated Debt Facility when compared to a market related cost of borrowing available to the Company. As a result of recognising this material fair value gain, the Company’s financial statements reflect an improved financial performance and position for Q3, 2012 when compared to previous financial quarters. The material impact of the fair value gain recognition resulted in the following financial results for the quarter:-

  Operating profit of $93.8 million and a profit before tax of $69.9 million for Q3, 2012, compared with an operating loss of $14.6 million for the comparative period in 2011.
  Net profit (after tax) of $46.3 million, compared to a net loss (after tax) of $30.1 million for the comparative period in 2011.
  Basic and diluted earnings / (loss) per share for Q3, 2012 of $0.16, compared with ($0.04) for the same period in 2011.

Revenue

Revenue from the sale of concentrate for Q3, 2012 was $43.9 million compared to revenue of $45.3 million for Q3, 2011. The decrease of $1.4 million (3%) was mainly due a lower ZAR PGM basket price received, which was partially offset by an increase in PGM production.

Cash operating costs

Cash operating costs of $43.9 million for Q3, 2012 remained relatively flat quarter-on-quarter, but increased by 6% year-on-year, largely attributable to wage increases and labor related provisions recognized in the quarter.

Unit costs, measured by ZAR/PGM oz, decreased by 3% year-on-year to ZAR9,577, as a result of improved operating efficiencies and production volumes at Bokoni.

Operating profit

The Company generated a cash operating profit of $229,000 for the quarter, representing a 123% year-on-year improvement.

Capital expenditure

Capital expenditure incurred for the quarter amounted to $13.9 million, comprising 34% sustaining capital and 66% project expansion capital, as Bokoni continues to focus on its two key ramp-up projects at Brakfontein (Merensky) and Middelpunt Hill (UG2).

Finance charges

Total finance charges of $23.9 million were incurred in Q3, 2012, of which $12.2 million was attributable to Atlatsa, The increase in the draw downs and compounded interest on the funding loan facilities contributed to the increased interest expense.

Pursuant to the implementation of Phase One of the Restructure Plan the interest rate payable on the debt owing by Atlatsa to Anglo Platinum will be reduced to an annual effective rate of 6.23% (linked to the 3-month current JIBAR) from the current annual effective rate of 12.31% .

Unprotected strike action at Bokoni

On 1 October, 2012 employees at Bokoni embarked on unprotected strike action. No official demands were received by striking employees, other than a demand from a group of former employees who describe themselves as the leaders of the “Bokoni Labour Forum” (“BLF”), claiming that employees at the mine were no longer represented by their recognized trade unions (NUM and TAWUSA) but rather by the BLF, as an elected employee representative group at Bokoni.

Bokoni obtained an order from the Labour Court in South Africa declaring the strike unprocedural.

Pursuant to such unprotected action, Bokoni advised the leaders of the BLF that it would not enter into any discussions with any grouping, other than recognized trade unions at Bokoni and issued an ultimatum to its employees to return to work by 6 October, 2012 or face dismissal.

On 6 October, 2012 a small number of the striking employees returned to work but claimed that they were prevented from resuming their operational duties for fear of intimidation and threats of violence. The balance of the employees who did not return to work were dismissed with effect from 6 October, 2012.

Further to effecting dismissals a group of former employees under the leadership of the BLF committed various illegal acts at the Bokoni premises, including acts of violence, damage and destruction of mine property and acts of intimidation.

On 9 October, 2012 the Company obtained an interdict order against the leaders of the BLF and others prohibiting such persons from entering into an unlawful march at Bokoni, entering Bokoni premises, inciting violence and intimidating workers at Bokoni, failing which such persons may be held in contempt of court.

A number of the BLF leaders have been arrested and are presently out on bail facing criminal charges.

Given the level of intimidation and threats of violence by persons engaging in the strike, Bokoni has been unable to resume normal operations and there has been no operating activity at Bokoni since 1 October, 2012, other than essential services.

During the period of the strike action Bokoni implemented a “no work, no pay” policy and the Company estimates that Bokoni will lose approximately $0.6 million (ZAR5 million) in revenue per operating day lost during the strike period and during the period which Bokoni Mine is unable to resume normal operations.

To date, Bokoni mine has lost approximately 15,000 PGM oz of production as a result of the strike action.

In an effort to resolve the strike and given the high level of intimidation at the mine preventing employees from returning to work, the Company offered dismissed employees a return to work offer, which offer was open for acceptance up until 1 November, 2012. As a result of interventions from Community leaders at Bokoni Mine, this offer was later extended to 6 November, 2012.

Notwithstanding the Community intervention and a last minute agreement between Community leaders and the BLF leaders on 1 November, 2012, the leaders of the BLF failed to honour such agreement and advised their members to reject the return to work offer. As a result, Bokoni has implemented termination of services affecting approximately 2,500 mine employees and commenced with administrative exit procedures for that purpose.

The Company and Bokoni management continue to place the security of persons and property at Bokoni as the primary concern during this period, whilst attempting to bring an end to all activity affecting the Bokoni Group and ensure the resumption of normal operations at Bokoni.

The financial and operational implications of the strike will have a negative impact on the Company’s operational and financial performance going forward and will need to be contemplated between Anglo Platinum and the Company in their final analysis of Phase Two of the Company’s Restructure Plan.

Note on cautionary and no conference call

Shareholders are reminded that Atlatsa remains under cautionary until the definitive agreements relating to the second phase of the Restructure Plan have been executed and its financial effects have been finalized. Consequently, the Company will not be holding a conference call or presentation to accompany these results. Detailed shareholder communications will resume once the Restructure Plan has been finalized and the related cautionary lifted.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; a timely resolution to the current strike; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;
uncertainties relating to the unprotected strike at Bokoni and its continuing adverse effect on operations;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.